April 29, 2026

Glen DeVos
Chief Executive Officer
MICROVISION, INC.
18390 NE 68th Street
Redmond, Washington 98052

       Re: MICROVISION, INC.
           Registration Statement on Form S-3
           Filed April 24, 2026
           File No. 333-295326
Dear Glen DeVos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing